UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-30850

LION bioscience Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Waldhofer Str. 98

69123 Heidelberg

Federal Republic of Germany

+49-6221-4038-100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bearer Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 112

Pursuant to the requirements of the Securities Exchange Act of 1934, LION bioscience AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LION BIOSCIENCE AG

Date:	May 19, 2005	By:	/s/ Dr. Thure Etzold
		Name:	Dr. Thure Etzold
		Title:	Chief Executive Officer (Vorstandsvorsitzender)